# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fabuloso Foods Inc.
4221 Horton Street
Emeryville, CA 94608
https://thebaconer.com/

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Fabuloso Foods Inc.
**Address:** 4221 Horton Street, Emeryville, CA 94608
**State of Incorporation:** DE
**Date Incorporated:** April 08, 2022

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 5,000 shares of Common Stock
**Offering Maximum:** $1,070,000.00 | 535,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $2.00
**Minimum Investment Amount (per investor):** $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

The Baconer Special Invite Lists:

For any special investors in The Baconer, when you invest in this live offering you will receive an additional 3% bonus shares.

Time-based Perks

**Friends and Family Early Birds** — Invest within the first 7 days and receive an additional 7% bonus shares.

**Super Early Bird Bonus** — Invest within the next 7 days days and receive an additional 5% bonus shares.

**Early Bird Bonus** — Invest within the next 3 days and receive an additional 3% bonus shares.

Amount Based Perks

**Tier 1: $500—The Bacon Fan**

(1) Bottle of The Baconer's Classic Candied Bacon Rub (10 oz)

(1) The Baconer Limited Edition Refrigerator Magnet

(1) The Baconer Limited Edition Sticker

**Tier 2: $1,000—The Bacon Devotee**

(1) Bacon Rub Variety Gift Set (featuring 3-4.8 oz bottles: The Baconer's Classic Candied Bacon Rub, The Baconer's Jalapeño & Honey All-Purpose Rub, and the The Baconer's Orange & Pink Peppercorn All-Purpose Rub)

(1) The Baconer Limited Edition Refrigerator Magnet

(1) The Baconer Limited Edition Sticker

**Tier 3: $2,500—The Bacon Afficionado**

(1) Bacon Rub Variety Gift Set (featuring 3-10 oz bottles: The Baconer's Classic Candied Bacon Rub, The Baconer's Jalapeño & Honey All-Purpose Rub, and the The Baconer's Orange & Pink Peppercorn All-Purpose Rub)

(1) The Baconer Limited Edition Refrigerator Magnet

(1) The Baconer Limited Edition Sticker

**Tier 4: $5,000—The Bacon Lover**

(1) Limited Edition The Baconer Hoodie (OFFER ONE SIZE ONLY)

(1) Bacon Rub Gift Set (featuring 3-10 oz bottles: The Baconer's Classic Candied Bacon Rub, The Baconer's Jalapeño & Honey All-Purpose Rub, and the The Baconer's Orange & Pink Peppercorn All-Purpose Rub)

(1) The Baconer Limited Edition Refrigerator Magnet

(1) The Baconer Limited Edition Sticker

**Tier 5: $10,000—The Mega Bacon Lover**

(1) All-Inclusive Virtual Culinary Class for up to five (5) people with The Baconer, Camilo Velasquez, hosting

**Tier 6: $25,000—The Bacon Boss**

(1) All-Inclusive Virtual Culinary Class for up to five (5) people with The Baconer, Camilo Velasquez, hosting

Receive 5% bonus shares

**Tier 7: $50,000—The Bacon MVP**

(1) All-Inclusive Virtual Culinary Class for up to five (5) people with The Baconer, Camilo Velasquez, hosting

Receive 10% bonus shares

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

The Baconer. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.25/ share, you will receive and own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

Fabuloso Foods Inc. (The Baconer) is a C-Corporation organized under the laws of the state of Delaware that has built a trusted brand and a premium, responsibly-sourced product line with multi-channel distribution. The Baconer is women-led, US-based craft food company that reconnects consumers to heritage foods and their love of cooking.

We have successfully developed bacon and bacon-related product lines with distribution into wholesale, foodservice, and eCommerce channels across the US, and established The Baconer as a best-in-class brand through top tier PR accolades, awards and customer reviews. Our team has leveraged rapidly evolving consumer and market trends such as explosive adoption of eCommerce, rising demand for high-quality responsibly-made products, and preference for brands offering unique experiences within familiar categories.

Our approach focuses on a 25-55+ consumer base of foodies (chefs, home cooks, culinary enthusiasts) who are looking for unique, trusted and authentic brands offering high-quality, specialty-food products that surpasses that of competitors—and justifies premium pricing that they don't mind paying.

This business model addresses a substantial U.S. market opportunity in the areas of DTC e-commerce, wholesale, third party platforms, food service, hospitality, specialty grocery, corporate gifting, and virtual cooking programs. Our products are sold nationwide through national grocery retailers (EATALY USA), local specialty grocers and food cooperatives, restaurants, leading hotels (e.g. Mariott Marquis, Claremont Club and Hotel—A Fairmont Hotel),and 3rd party online retailers that extend our our reach to millions of additional qualified buyers (e.g. Food52). The Company's top 3 reasons to invest:

The Market—Meat and Seafood is the #1 specialty food category in retail dollar sales, and Seasonings is the #1 fastest-growing specialty food category.. The Baconer has established itself in both markets and is uniquely positioned to continue to innovate and lead in both.

Proven Success—The Baconer has achieved more than six years of successful operation with increased revenue and production each year. We've established The Baconer as a best-in-class brand with nationwide visibility and we're getting lots of attention. Over the past 24 months, we've seen a 300% revenue growth through our combined distribution channels, received earned media coverage on top rated TV shows (Today, Good Morning America) and industry publications (Saveur, Bon Appetit), and won our industry's most prestigious award (2022 Good Food Award)

Rapid Growth & Scalability—In 2021 we expanded our wholesale business beyond CA, entering 12 additional states. As demand grows for our products, we have substantial incoming interest from large scale US-based retailers.

Fabuloso Foods Inc. was initially organized as Fabuloso LLC. dba The Baconer, a California limited liability corporation on September 9, 2016 and converted to a C-Corporation in Delaware on April 8, 2022.

The Baconer name is a registered trademark. The company has two trademarks, ownership of thebaconer.com domain, and trade-secrets to all of our flavorings and rubs. The Baconer name/brand is a registered trademark with the USPTO, Secondary

Register; after 5 years of continual use (August 18, 2023), we will move to the Primary Register. At the end of December 2020, the USPTO updated our team, indicating they found "no conflicting marks that would prevent registration.

*Competitors and Industry*

The global market for Bacon—estimated at US$59 Billion in the year 2020— is projected to grow to US$66.2 Billion by 2026.(Source: Global Industry Analysts Inc.) In the U.S. alone, bacon sales showed the biggest growth in the meat category—with the bacon market growing neary 23% from 2019-2020.(Source: Meat + Poultry)

The Baconer has 3 major competitors in the specialty-meat category, Nueske's, Olympia Provisions and Tender Belly. Nueske's is a leading producer of craft specialty meats with direct competition in eCommerce, grocery and food service. Olympia Provisions is a producer of handcrafted artisan charcuterie. While Olympia Provisions is not heavily focused on bacon, they target similar grocery retailers and eCommerce platforms with a similar target audience. Tender Belly is a producer of pork products with a focus on bacon. Tender Belly shares an emphasis on bacon and is most relevant to us as a competitor in the eCommerce space.

While our competitors have a wider breadth of different types of products (i.e. hams, salumi, charcuterie, etc.), we have gone much deeper into the bacon segment and specifically offer a broader range of products within that segment both in cuts, flavor and the content we are producing. We have developed authority in a very sizable market and core food staple, and cater to customers specifically interested in bacon.

The Baconer offers an unrivaled collection of all-natural bacon rubs, specially-crafted for bacon but with limitless applications. With a nationwide launch of our rub line, we're filling a void in the spice category where we see tremendous growth opportunities. We see further expansion potential with additional rub flavors, sauces, bacon-bits and seasonings, which is the fast-growing segment of the specialty-foods industry.

*Current Stage and Roadmap*

The Baconer's craft bacon products, seasonings and virtual classes are currently on the market and generating sales. With attention grabbing items like XXL Bacon Steaks, Smoked Lardons and Ground Bacon, we deliver a product line with multi-channel distribution to serve diverse groups of shoppers, chefs, buyers, restaurateurs, gift givers and food lovers alike. Our 2020 addition of an uncured & sugar-free collection allows us to offer a premium-quality line that expands our reach to the Paleo, Keto, Whole30, Bulletproof categories of consumers as well as appealing to diabetics and anyone needing or wanting to reduce sugar intake. In 2020, many businesses of all sizes moved to remote work, we unveiled our corporate gifting program and launched our virtual classes to deliver team-building solutions and help increase employee engagement across the US. In 2021, we also began diversifying our product line with sausage offerings and debuted our all-natural rub line to a nationwide audience of millions of captive consumers on ABC's top rated "Good Morning America". As we are in the cross-section of the #1 retail food category: meat, and the #1 fastest growing specialty food category: seasoning, we are uniquely positioned for success as we build our portfolio to include additional new products and services.

The Company's efforts for the next few years will be focused on expanding market share, launching new products, growing our nationwide wholesale market—including hospitality, food service and membership clubs, increasing our eCommerce reach through our partnerships, expanding our strategic partnerships with 3rd party platforms, conducting R&D for new products, and securing additional production capacity.

Over the next two-three years we will plan to launch new flavors of existing products as well as new product development in the areas of plant-based or cultivated meats, charcuterie and new shelf stable offerings (like sauces and bacon-bits). In addition we will focus on growing our corporate virtual cooking classes by further establishing The Baconer as an expert in the field and partnering with key corporate event planners.

## The Team

### Officers and Directors

**Name:** Elisa Lewis

Elisa Lewis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO, Co-Founder & Head of Brand
  **Dates of Service:** February 01, 2022 - Present
  **Responsibilities:** CEO: Drives business strategy, goals, growth and cultivates company culture. Head of Brand: Owns look and feel of all brand touch points including TheBaconer.com, digital content, packaging, email marketing, sms marketing and sales collateral. Operations: Implements operational plans, inventory management and fulfillment. Not currently taking a salary. 34.7% ownership.

Other business experience in the past three years:

- **Employer:** The Baconer
  **Title:** Head of Brand, Partner & Co-Founder
  **Dates of Service:** January 01, 2018 - April 08, 2022
  **Responsibilities:** Co-Founder: Along with Co-founder Camilo Velasquez, drives business strategy, goals, growth and cultivates company culture. Head of Brand: Owns look and feel of all brand touch points including TheBaconer.com, digital content, packaging, email marketing, sms marketing and sales collateral. Operations: Implements operational plans, inventory management and fulfillment

**Name:** Camilo Velasquez

Camilo Velasquez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Head of Product, Director
  **Dates of Service:** February 01, 2022 - Present
  **Responsibilities:** Founder: The face of the company and spokesperson. Head Chef and culinary instructor Head of Product: Product development, production, quality control Head of Sales: Grocery and food service sales Treasurer: Financial management and bookkeeping. Not currently taking a salary. 34.7% ownership.

Other business experience in the past three years:

- **Employer:** The Baconer
  **Title:** Head of Product, Founder & Partner
  **Dates of Service:** January 01, 2018 - April 08, 2022
  **Responsibilities:** Founder: The face of the company and spokesperson. Head Chef and culinary instructor; along with Co-Founder Elisa Lewis, drives business strategy, goals, growth and cultivates company culture. Head of Product: Product development, production, quality control Head of Sales: Grocery and food service sales, financial management and bookkeeping

**Name:** Dana Young

Dana Young's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary, Head of Communications & Partnerships
  **Dates of Service:** February 01, 2022 - Present
  **Responsibilities:** Communications—Drives positive coverage of brand and mission; collaborates with co-founders on business strategy, goals, growth; builds and executes brand communication strategies; cultivates and manages relationships (media, trade industry, influencers and strategic partners); develops media materials. Partnerships: Strategic partner development, project management and communication Funding: identify growth opportunities, secure funding, building scalable plans Legal: Contracts, agreements, negotiation Critical part of warehouse operations, fulfillment; and customer service. Not currently taking a salary. 29.8% ownership.

Other business experience in the past three years:

- **Employer:** The Baconer
  **Title:** Partner, Head of Communications & Partnerships
  **Dates of Service:** January 01, 2020 - April 08, 2022
  **Responsibilities:** Communications—Drives positive coverage of brand and mission; collaborates with co-founders on business strategy, goals, growth; builds and executes brand communication strategies; cultivates and manages relationships (media, trade industry, influencers and strategic partners); develops media materials. Partnerships: Strategic partner development, project management and communication Funding: identify growth opportunities, secure funding, building scalable plans Legal: Contracts, agreements, negotiation Critical part of warehouse operations, fulfillment; and customer service.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be

resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food & Beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Minority Holder; Securities with Voting Rights*
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which the company will pursue other avenues of funding. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as

the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The amount raised in this offering may include investments from company insiders or immediate family members.*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Jose Camilo Velasquez | 1,738,625 | Common Stock | 34.7% |
| Elisa Lewis | 1,738,625 | Common Stock | 34.7% |
| Dana Young | 1,490,250 | Common Stock | 29.8% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

***Common Stock***

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

*Voting Rights*

One vote per share. Please see voting rights of securities sold in this offering below.

*Material Rights*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Debt
  **Final amount sold:** $65,000.00
  **Use of proceeds:** Digital Marketing
  **Date:** April 04, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 5,000,000
  **Use of proceeds:** LLC interests were exchanged for shares in newly formed C-corporation
  **Date:** April 04, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Results of operations Examples

Year ended December 31, 2021 compared to year ended December 31, 2020

**Revenue**

Revenue for fiscal year 2021 was $634,175 about 57.5% increase to fiscal year 2020 revenue of $402,691. As a result of more focus on wholesale expansion and the introduction of a lower entry price-point shelf stable product we saw an increase in overall sales. Emphasis on PR visibility and 3rd party retail partnerships supporting expansions into new geographical US markets played a role in this increase.

**Cost of sales**

Cost of sales in 2021 was $444,605 an increase of approximately $119,862 from costs of $324,743 in fiscal year 2020. The increase in cost is due to a 57.5% increase in sales in 2021 compared to 2020.

**Gross margins**

2021 gross profit increased by $111,622 over 2020 gross profit and gross margins as a percentage of revenues increased from 19.35% in 2020 to 29.89% in 2021. This improved performance was caused by an increase in direct-to-consumer sales of new higher-margin products and a rebalancing of retail pricing and shipping rates.

**Expenses**

The Company's expenses consist of, among other things, rent, marketing and sales expenses, fees for professional services and trademarks, compensation, and research and development expenses. Expenses increased from $148,572 in 2020 to $218,756 in 2021, a change of $70,184. Approximately $30,000 of this increase was due to moving into a larger warehouse facility and $20,000 was increased marketing expenses.

**Historical results and cash flows:**

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future in that, as our historical results show, we are generating increased revenue year over year more efficiently on lower cost of sales demonstrating we are on a trajectory to profitability. Past cash was primarily generated through sales of products. Our goal is to increase sales volume, including sales of higher margin products and services, while further reducing cost of sales.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of February, 2022, the Company has capital resources available in the form of a line of credit for $16,766 from Bank of America and Capital One and $53,000 cash on hand.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign but need these funds in order to pursue new opportunities and grow our business.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign. We believe our company will eventually reach profitability on its own as our numbers demonstrate we are already moving in that direction but the funds from this campaign will greatly expedite the process.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will be able to continue to operate indefinitely because we have other sources of capital and are already on a trajectory to profitability.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount and we had NO INCREASE in revenue, we anticipate the Company would be able to operate for 27 years. This is based on a current monthly burn rate of $44,000 for expenses related to compensation, rent, marketing and sales expenses and cost of goods and last years net loss of $39,001

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has not contemplated additional future sources.

## Indebtedness

- **Creditor:** Ally Financial
  **Amount Owed:** $19,788.87
  **Interest Rate:** 7.84%
  **Maturity Date:** June 01, 2026

- **Creditor:** Pacific Community Venture
  **Amount Owed:** $35,133.36
  **Interest Rate:** 4.25%

Maturity Date: August 09, 2024

- **Creditor:** SBA - EIDL
  **Amount Owed:** $47,500.00
  **Interest Rate:** 3.75%
  **Maturity Date:** June 14, 2050

## Related Party Transactions

## Valuation

**Pre-Money Valuation:** $10,000,000.00

**Valuation Details:**

The Baconer Valuation - Form C

For the valuation method, The Baconer utilized a variety of factors outlined, including but not limited to: reduction of all outside investor debt (conversion to equity); competitors in the marketplace; earnings projections (based on historical data); management team expertise; strategic partnerships and active conversations with national, regional and local brands in the retail, food service, hospitality categories; size and projected growth of the bacon and seasonings market; the company's current assets, specifically the value of IP; awards and accolades.

A brief summary is below:

**Proven ability to convert debt to equity**

We have substantially reduced our debt ($70,000) by converting Friends & Family loans to equity and/or gifts, creating a valuation precedent. Start Engine will be our first crowdfunding raise. This is an important value precedent as it demonstrates five (5) investors who have already bought in at the proposed valuation/share price The Baconer will offer to the general public when the campaign goes live. Note: One lender chose to convert their loan into a gift.

**Comparison to the valuation of competitors**

The Baconer has only three major competitors in the specialty-meat category, Nueske's, Olympia Provisions and Tender Belly. None of our major competitors are publicly listed. Olympia Provisions and Tender Belly are our two closest competitors.

https://www.nueskes.com/

https://www.olympiaprovisions.com/pages/about-us

https://www.tenderbelly.com/

Nueske's, family run since 1933, is a privately held producer of craft specialty meats with direct competition in e-commerce, grocery and food service. (https://www.dnb.com/business-directory/company-profiles.nueskes_meat_products_inc.de14ae23caca1cee8e66fa88ccf4fb49.html)

Olympia Provisions is a privately-held company and a producer of handcrafted artisan charcuterie. Olympia Provisions is based in the Pacific Northwest. They started in the salumi category, opened a few restaurants, and then expanded into partnerships with Whole Foods and Trader Joes. They have not done equity crowdfunding. While Olympia Provisions is not heavily focused on bacon, they target similar grocery retailers and e-commerce platforms with a similar target audience. (https://www.dnb.com/business-directory/company-profiles.olympia_provisions_public_house_eatery.847915f2ea5fc658a4430c5a31e33b2d.html)

Tender Belly is a privately-held LLC and a producer of pork products with a focus on bacon. Tenderbelly, based in Denver, was founded by two brothers, focuses on the high-octane/adventure segment of the market (e.g., extreme, Xgame type audience of purchasers) and has had some infusion of capital by equity firms including Encore, but has not done equity crowdfunding that we are aware of. They inked a deal with Butcher Box, which offers subscription boxes. Tender Belly shares an emphasis on bacon and is most relevant to us as a competitor in the e-commerce space. (https://www.dnb.com/business-directory/company-profiles.tender_belly_llc.52afa9bffeec27b567432022a383d07e.html)

Nueske's has been in business for eight decades. Olympia Provisions was founded in 2009; and Tender Belly started a year later in 2010. The Baconer was founded in 2016. Nueske's has grown to more than 140 employees, and the company produced revenue of $47.79 million (Dun & Bradstreet). Olympia Provisions' CE0 shared with media that in the company's first year of operation (2009), Olympia Provisions produced $300,000 in revenue, but his expectations were that they would produce $15M in revenue just 9 years later (2019), which is a 5x growth over 10 years. The company has 160 employees.Tender Belly, founded in 2010, is estimated to have produced $11M in revenue (2021) and figures show they have 20 employees. The growth trajectory, particularly for Olympia Provisions and Tender Belly, has been strong and impressive, and along with their partnerships, expansion and funding validates where The Baconer is going and illustrates space in the marketplace with more opportunities.

While our competitors currently have a wider breadth of different types of products (i.e. hams, salumi, charcuterie, etc), The Baconer has gone much deeper into the bacon segment and specifically offers a much broader range of products within that segment in the cuts, the flavors and the content we are producing. We have developed authority in a very sizable market and core food staple, and cater to customers specifically interested in bacon.

Despite the present competitive landscape, The Baconer stands out in the craft bacon and related bacon products & services industry:

—The Baconer is the first and only company in the US offering an all-natural bacon rub collection, specially-crafted for bacon but with limitless applications. With a nationwide launch of our rub line, we're filling a void in the spice category where we see tremendous growth opportunities.

—We see further expansion potential with additional rub flavors, sauces, bacon-bits and seasonings, which is the fast-growing segment of the specialty-foods industry.

—We offer the widest range of thick-cut artisan bacon cuts in the U.S., including XXL Bacon Steaks, Smoked Lardons, Small Batch Bacon Strips, BBQ Ends, Slab Bacon and 100% pure unadulterated Ground Bacon.

—We expanded into virtual education and classes during the pandemic and this area continues to grow. (Worldwide, 2500% more organizations are investing in virtual team building in response to COVID-19)

—We are a women-led and 2/3rds women-owned company.

—Our audience is wider, more mature, and more foodie than Tender Belly – they are going for the high-adrenaline set with money whereas our target audiences tend to be higher income earners (C-suite level, Partners, Founders, Owners), foodies/chefs, home cooks – less X game and more everyone!

—All of our products are raised, processed, crafted and sold only in the U.S.

—We use locally-sourced spices and ingredients

—We are privately-owned

**Management and previous startup successes**

When you own a piece of The Baconer, you're investing in a best-of-class brand, amazing and passionate founders with an unwavering drive to succeed, and a proven track record.

Our executive leadership team has 20+ years in Product Development, Sales, Marketing, Communications, Ecommerce, and Operations. All three of the partners, now owners, have previous experience with startups that provided incredible training ground for us to gain experience and insight into the best practices for building and growing a successful business.

**Business Partnerships**

We've secured strategic partnerships including Eataly USA, Food52, Good Eggs, and GMA; and have substantial interest as well as active conversations including with national DTC retailers: Goldbelly, QVC, Mouth.com, Zingerman's, and regional specialty grocers including: New Seasons/New Leaf, and Plum Markets. We have also been approached by Williams Sonoma. We currently ship direct to all 50 states, including Brick & Mortar retailers currently in 15 states.

**The Market—Projected Growth and The Baconer's position in the center of the hub**

The global bacon market is projected to reach $66.2 billion by 2026 (1). In the U.S. alone, bacon sales accounted for the biggest growth in the meat category—with the bacon market growing nearly 23% from 2019-2020 (2). Meat and Seafood is the #1 specialty food category in retail dollar sales, and Seasonings is the #1 fastest-growing specialty food category (3). We have established 5+ years of brand trust in the craft food industry, positioning The Baconer in both markets with the vision and plan to continue to innovate and lead. Our revenue increased 325% over the past 24 months, and for the past four years has nearly doubled year over year (2018-2021) (4).

(Sources: 1) DateIntelo, Global Industry Analysts Inc. https://dataintelo.com/report/global-united-states-european-union-and-china-bacon-market/?utm_campaign=copy https://www.prnewswire.com/news-releases/a-66-2-billion-global-opportunity-for-bacon-by-2026---new-research-from-strategyr-301370064.html , 2) Meat + Poultry https://www.meatpoultry.com/articles/24720-bacon-trends-sustained-demand, 3) State of the Specialty Food Industry 10-year tracking and forecasting in key categories, 4) The Baconer P&L documents are uploaded into the Offering section of the SE Portal.

**The value of all the company's current assets**

Consideration of the company's current assets includes both tangible assets: vehicles, inventory, warehouse equipment, and intangible assets: IP. The Baconer owns all of our intangible assets such as trademarks and trade secrets. The Baconer trademarks and trade secrets are significant in capturing and conveying aspects of our business—name, reputation, high quality, design, packaging, craft history, etc. Our trademarks and trade secrets empower us to: elevate our reputation through readily-identifiable and familiar brand recognition; build consumer loyalty including with retailers, wholesalers, hospitality, and food service who are specifically requesting and placing our brand in their stores, hotels, shelves, inventory line up; and our marks are an important factor in consumer purchase decisions. The more The Baconer reputation grows, the more valuable our trademarks have become. In terms of valuation of our trademarks and on the advice of our trademark lawyer, we base their value on the difference in the present values of the income streams we obtain using our trademarks and associated good will versus selling in a white labeled manner. We estimate that if we were to discontinue use of our trademark tomorrow and sell our products under a generic name, our sales would drop 90% as we occupy a market segment where name recognition and brand loyalty is critical. With 2021 revenue of $634,175, this equates to a value of $570,757.50.

**Awards and Accolades**

The Baconer is a best-in-class brand with nationwide recognition as a category change agent, garnering attention from top-ranked media including but not limited to: T*oday Show, Good Morning America, Bon Appetit, Saveur, Business Insider,* and a 2022 Good Food Award.

*This valuation was set internally by the Company without the use of any formal third-party independent evaluation.*

*The pre-money valuation has been calculated on a fully diluted basis. The company has no outstanding preferred stock, stock options, shares reserved for issuance under an equity incentive plan, warrants or other securities with a right to acquire shares.*

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Services Fees*
  96.5%
  The minimum funding goal includes $10,000 fixed services fee, payable from the first disbursement of funds to the Company from escrow to StartEngine for its premium service fees.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  15% of the funds will be used to engage a digital marketing agency and bring on additional PR resources to expand brand awareness and visibility, as well as support ongoing strategic partnerships.

- *Research & Development*
  6.5%
  5% of the funds will go toward product R&D, this includes new variations on existing products and new product lines.

- *Company Employment*
  25.0%
  Company Employment: 25% of the raise will go toward hiring additional sales, marketing and operations staff to support the business.

- *Operations*
  30.0%
  30% of the investment will allow us to expand our national grocery, hospitality and food service distribution; expanded production and fulfillment capacity, including a demo kitchen for classes, recipe development and content creation; additional lease of refrigerated transport vehicles.

- *Working Capital*
  10.0%

10% of the investment will be held in reserve and will enable us to take advantage of large incoming opportunities, special projects and unforeseen expenses.

- *Inventory*
  10.0%
  10% of the funds raised will go towards expanded inventory to meet current and growing demand.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thebaconer.com/ (https://thebaconer.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at:
www.startengine.com/thebaconer

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fabuloso Foods Inc.

*[See attached]*

# FABULOSO LLC DBA AS THE BACONER

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Fabuloso LLC dba as The Baconer
Berkeley, California

We have reviewed the accompanying financial statements of Fabuloso LLC dba as The Baconer (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 25, 2022
Los Angeles, California

FABULOSO LLC DBA AS THE BACONER
BALANCE SHEET
(UNAUDITED)

| As of December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ 92,082 | $ 78,716 |
| Account receivables, net | 17,255 | - |
| Inventories | 51,578 | 34,992 |
| Prepaids and other current assets | 275 | 1,565 |
| **Total current assets** | **161,190** | **115,272** |
| | | |
| Property and Equipment, net | 20,760 | 2,174 |
| Security deposit | 6,338 | 6,338 |
| **Total assets** | **$ 188,288** | **$ 123,783** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Current Liabilities: | | |
| Account Payables | $ 18,350 | $ 4,847 |
| Current portion of Loan and Promissory Note | 92,029 | 29,904 |
| Forward financing | 28,115 | - |
| Credit card | 30,439 | 14,295 |
| Other current liabilities | 2,911 | 2,406 |
| **Total current liabilities** | **171,843** | **51,451** |
| | | |
| Loan and Promissory Note | 99,171 | 102,558 |
| **Total liabilities** | **271,014** | **154,009** |
| | | |
| **MEMBERS' EQUITY** | | |
| Members' equity | (82,727) | (30,226) |
| **Total members' equity** | **(82,727)** | **(30,226)** |
| | | |
| **Total liabilities and members' equity** | **$ 188,288** | **$ 123,783** |

*See accompanying notes to financial statements.*

**FABULOSO LLC DBA AS THE BACONER**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 634,175 | $ | 402,691 |
| Cost of goods sold | | 444,605 | | 324,743 |
| Gross profit | | 189,570 | | 77,948 |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 108,304 | | 58,731 |
| Sales and marketing | | 110,452 | | 89,840 |
| Total operating expenses | | 218,756 | | 148,572 |
| | | | | |
| Operating income/(loss) | | (29,187) | | (70,624) |
| | | | | |
| Interest expense | | 14,001 | | 569 |
| Other Loss/(Income) | | (5,179) | | (1,649) |
| Income/(Loss) before provision for income taxes | | (38,009) | | (69,544) |
| Provision/(Benefit) for income taxes | | 992 | | - |
| | | | | |
| **Net income/(Net Loss)** | **$** | **(39,001)** | **$** | **(69,544)** |

*See accompanying notes to financial statements.*

| (in , $US) | | Members' Equity |
|---|---|---|
| **Balance—December 31, 2019** | **$** | **48,362** |
| Capital distribution | | (9,043) |
| Net income/(loss) | | (69,544) |
| **Balance—December 31, 2020** | **$** | **(30,226)** |
| Capital distribution | | (13,500) |
| Net income/(loss) | | (39,001) |
| **Balance—December 31, 2021** | **$** | **(82,727)** |

*See accompanying notes to financial statements.*

**FABULOSO LLC DBA AS THE BACONER**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (39,001) | $ | (69,544) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 11,938 | | 1,167 |
| Changes in operating assets and liabilities: | | | | |
| Account receivables, net | | (17,255) | | 5,932 |
| Inventories | | (16,587) | | (32,830) |
| Prepaids and other current assets | | 1,290 | | (275) |
| Account Payables | | 13,503 | | 4,847 |
| Credit card | | 16,144 | | 9,631 |
| Other current liabilities | | 505 | | 917 |
| Security deposit | | | | (6,338) |
| **Net cash provided/(used) by operating activities** | | **(29,463)** | | **(86,494)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (30,525) | | (3,340) |
| Sale of property and equipment | | - | | |
| **Net cash provided/(used) in investing activities** | | **(30,525)** | | **(3,340)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Forward financing | | 28,115 | | |
| Capital distribution | | (13,500) | | (9,043) |
| Borrowing on Promisory Note and loan | | 58,739 | | 132,462 |
| **Net cash provided/(used) by financing activities** | | **73,354** | | **123,418** |
| | | | | |
| Change in cash | | 13,367 | | 33,584 |
| Cash—beginning of year | | 78,716 | | 45,132 |
| **Cash—end of year** | **$** | **92,082** | **$** | **78,716** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | 569 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Fabuloso LLC dba as The Baconer was founded on September 9, 2016 in the state of California. The financial statements of Fabuloso LLC dba as The Baconer (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Berkeley, California.

The Baconer is a 65% women-owned, US-based craft food company that reconnects consumers to heritage foods and their love of cooking. The Company has built a trusted brand and a premium, responsibly-sourced product line with multi-channel distribution.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to ingredients and finished goods which are determined using a First-in-First-out method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Tools & Equipment | 5 years |
| Automobile | 5 years |
| Computers | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues earned from the sale of its bacon products to customers.

**Cost of sales**

Costs of goods sold include the cost of finished goods sold, distribution services, freight and delivery, ingredients packaging.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $110,452 and $89,840, which is included in sales and marketing expense.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 25, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of the following items:

| As of December 31, | 2021 | 2020 |
|---|---|---|
| Finished goods | $ 51,578 | $ 34,992 |
| **Total Inventories** | **$ 51,578** | **$ 34,992** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Prepayments | 275 | 1,565 |
| **Total Prepaids Expenses and other Current Assts** | **$ 275** | **$ 1,565** |

Other current liabilities consist of the following items:

| As of December 31, | 2021 | 2020 |
|---|---|---|
| Sales Tax Liabilities | $ 717 | $ 574 |
| Gift cards | 2,173 | 1,778 |
| Other liability | 21 | 54 |
| **Total Other Current Liabilities** | **$ 2,911** | **$ 2,406** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Tools & Equipment | $ 5,833 | $ 5,833 |
| Automobile | 22,575 | |
| Computers | 7,950 | |
| **Property and Equipment, at Cost** | **36,358** | **5,833** |
| Accumulated depreciation | (15,598) | (3,660) |
| **Property and Equipment, Net** | **$ 20,760** | **$ 2,174** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 and 2020 was in the amount of $11,938 and $1,167 respectively.

## 6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

**As of Year Ended December 31, 2021**

| Member's name | Ownership percentage |
|---|---|
| Camilo Velasquez | 35.0% |
| Elisa Lewis | 35.0% |
| Dana Young | 30.0% |
| **TOTAL** | **100.0%** |

## 7. DEBT

**Promissory Notes & Loans**

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Promissory Note - Family and Friends | $ 84,962 | 3.00% | 2020 | 2022 | $ 2,549 | $ 2,549 | $ 84,962 | $ - | $ 84,962 | $ 2,549 | $ 2,549 | $ 28,321 | $ 56,641 | $ 84,962 |
| Ally Financial-auto loan | $ 22,574 | 7.84% | 6/22/2021 | 6/22/2026 | $ 826 | $ 826 | $ 5,484 | $ 15,599 | $ 21,083 | | | | | |
| Pacific Community Venture | $ 40,000 | 4.25% | 8/9/2021 | 8/9/2024 | $ 533 | $ 533 | | $ 37,655 | $ 37,655 | | | | | |
| SBA EIDL loan | $ 47,500 | 3.75% | 6/14/2020 | 6/14/2050 | $ 47,500 | $ 47,500 | $ 1,583 | $ 45,917 | $ 47,500 | $ 891 | $ 891 | $ 1,583 | $ 45,917 | $ 47,500 |
| Total | $ 195,036 | | | | $ 51,409 | $ 51,409 | $ 92,029 | $ 99,171 | 191,200 | $ 3,439 | $ 3,439 | $ 29,904 | $ 102,558 | $ 132,462 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | | |
|---|---|---|
| 2022 | $ | 29,904 |
| 2023 | | 7,067 |
| 2024 | | 44,723 |
| 2025 | | 7,067 |
| 2026 | | 7,067 |
| Thereafter | | 36,633 |
| **Total** | **$** | **191,200** |

## 8. RELATED PARTY

There are no related party transactions.

## 9. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On September 1, 2020, the Company entered into sublease contract with Petit Pot Inc. for Top Mezzanine Office. The lease contract ended on January 31, 2021, no new amendment signed. It is on month-to-month basis. Rent expense was in the amount of $59,000 and $32,980, as of December 31, 2021 and December 31, 2020, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through February 25, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# The Baconer

Taking Bacon Beyond The Strip


The Baconer
Award-Winning Bacon and
SAVEUR'S Best Bacon List, 2022

Website | Emeryville, CA | FOOD & BEVERAGE

**$0.00** raised

| | |
|---|---|
| 0<br>Investors | $10M<br>Valuation |
| $2.00<br>Price per Share | $250.00<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

The Baconer is an award-winning specialty food brand based in Emeryville, CA. Our team has built a portfolio of premium, responsibly sourced product lines and virtual team building program with multi-channel nationwide distribution. We are reinvigorating the bacon aisle, inspiring consumers with new ways to enjoy their favorite food.

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- **A TRUSTED BRAND:** The Baconer is a best-in-class brand with nationwide recognition as a category change agent, garnering attention from top-ranked media including *Today Show, Good Morning America, Bon Appetit, Saveur, Business Insider*, and earning a 2022 Good Food Award.
- **WE'RE GROWING:** The company increased sales by 300% in the past 24 months and expanded wholesale into 12 additional states in the past six months.
- **BUILDING MOMENTUM:** The global bacon market is projected to reach $66.2 billion by 2026. In the US market, meat is the #1 specialty food category in retail dollar sales, and Seasonings is the #1 fastest-growing specialty food category. (Source)


INSIDER
This company makes the thickest cuts of bacon I've ever seen
Reader's Digest
SAVEUR
bon appétit


AS SEEN ON
THE MANUAL
Sunset
yahoo!
BUSINESS INSIDER
Reader's Digest
TOWN&COUNTRY
SAVEUR
TODAY
GOOD MORNING AMERICA
cnet
bon appétit
EATER
SAN FRANCISCO

OVERVIEW

## Fresh Ideas For A Classic Favorite


THE BACONER WAS FOUNDED IN 2016
· Exceptional quality
· Responsibly-raised pork
· Chef-driven flavors
· Innovative cuts
AWARD WINNING BACON

The Baconer was founded on the belief that, while American consumers passionately love bacon, the industry has failed to offer them anything new in generations and the market is hungry for innovative products that inspire and delight.

Founders Camilo Velasquez and Elisa Lewis first learned to craft fine cured meats while running an underground supper club in Brooklyn, NY. After moving their family to the San Francisco Bay Area, they spent years curing and smoking bacon at home, and quickly learned that while traditional bacon strips are delicious, bacon can be so much more. Enter the “Aha!” moment! None of the brands at their local markets had anything like the thick-cut bacon steaks, smoked lardons and ground bacon they were making, or the rich complex flavor profiles they created by their custom blended cures.

Founded in 2016, The Baconer established a local following at farmers' markets throughout the Bay Area. Fast forward to 2018, we launched a wholesale business selling to restaurants and grocery stores, doubling the company's annual sales. In 2020 we launched our e-commerce channel, shipping to all 50 states and once again doubled our annual sales. In 2021 we expanded our wholesale business into key markets across the US, entered the dry-goods category with a new line of bacon rubs, and launched a virtual team building program focused on corporate team building experiences. These additional lines of business offer tremendous opportunities for growth, leveraging the premium brand we have built to take high-margin product lines into mass nationwide distribution.

Join us as we break out beyond traditional bacon, introducing consumers to better ways to enjoy this timeless American food.

**THE PROBLEM**

## There's More to Bacon Than Bacon Strips



**BACON LOVERS ARE LOOKING FOR MORE OPTIONS BEYOND BACON STRIPS**

It's no secret that bacon is one of America's most beloved foods. However, while bacon is on the shelf in nearly every grocery store across the country, there is an overwhelming sense of sameness when perusing the bacon aisle.  Shelf after shelf, package after package, they all look the same: bacon strips, bacon strips and more bacon strips.

The bacon market was lacking a standout brand that delivers genuinely inspiring products.

THE SOLUTION

## Thinking Beyond the Strip


XXL BACON STEAKS
GROUND BACON
SMOKED LARDONS
SMOKED SAUSAGES
BACON SLABS
BACON STRIPS

We're going where no one has gone before with attention-grabbing products including XXL Bacon Steaks, Smoked Bacon Lardons and Ground Bacon. We created a line of bacon and related products to engage diverse groups of consumers: shoppers, chefs, grocery buyers, restaurateurs, corporates, gift givers and food lovers alike.

With our newly launched education program, we've created a pipeline to connect with corporate audiences, put our product in their hands and teach them how to elevate their dishes from ordinary to extraordinary.

The Baconer's approach is working: our revenue has increased 300% over the past 24 months. We have built a trusted brand; aligned with strategic food industry pioneers; and grown our retail, wholesale, product line and social media presence. We have two trademarks, ownership of thebaconer.com domain, and trade-secrets to all of our flavorings and rubs. And, we're getting national recognition for it!

### Our Products

Crafting the most innovative products available today, The Baconer is committed to sourcing 100% USA made heritage breed Duroc pork, sustainably raised without hormones, antibiotics or growth promotants in a crate-free environment. Hand-crafted from heritage breed pork belly, richly flavored with herbs and spices and smoked low and slow over Sonoma wine country hardwoods, our bacon offers a perfect balance of sweet, umami and smoke, with a buttery texture for a deeply satisfying experience.


EVERY CUT FOR EVERY RECIPE

The addition of our uncured & sugar-free collection also allows us to offer a premium-quality and all-natural bacon line that expands our reach to the Paleo, Keto, Whole30 categories of consumers as well as appealing to anyone needing or wanting to reduce sugar intake.

### Beyond Bacon


The Baconer
ORIGINAL
CANDIED BACON RUB

In 2021, we began to further diversify our portfolio with a line of all-purpose rubs—specially crafted for bacon—but with limitless applications. With a nationwide launch of our rub line on ABC'S "*Good Morning America*," we're filling a void in the spice category where we see tremendous growth opportunities with a unique offering boasting high margins, accessible price points and easy fulfillment. We see further expansion potential with additional rub flavors, sauces, bacon-bits and seasonings.


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### Virtual Team Building Program


LIVE & INTERACTIVE
PRIVATE CLASSES

**The testimonials shown above may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

As corporate teams become increasingly more dispersed, we entered the team-building experience market in 2021. Our program is unique in that we develop menus built around our proprietary products, ship participants every ingredient they need direct to their doorstep, and lead large private groups in live virtual class experiences with personal instruction from our founder and leading bacon expert, Camilo Velasquez. We have seen enthusiastic early adoption with teams from Salesforce, Google, and other industry leaders. This model has proven highly profitable, scalable, and puts our product in the hands of a high-value, cross-industry customer segment.

# Bacon is One of America's Most Beloved Foods—and is More Popular Than Ever!


Baconer
SMOKY PAPRIKA
XXL BACON STEAKS

SAVEUR — Named for "7 Best Bacons for Brunch, BLTs and Beyond"

GOOD FOOD awards — 2022 Winner

Everything's better with bacon, right?! With bacon's growing appeal and diverse culinary applications, consumers are looking for inspiration with the most authentic, high-quality and hand-crafted products available. Bacon remains one of the most versatile ingredients in dishes—bringing serious flavor to burgers, cozied up with eggs, headlining a charcuterie board, paired with pasta, or even topping ice cream! During the 2020 covid shelter in place, bacon continued to capture the attention of consumers as a pandemic powerhouse and pantry staple, and its popularity continues to grow. (In 2021, Twisted Bacon was a top Food Trend onTikTok; and Bacon Jam Recipe was a Top 10 Trending Recipe Search on Google, Year in Search, 2021.)

The global bacon market is projected to reach $66.2 billion by 2026. (Source) In the U.S. alone, bacon sales accounted for the biggest growth in the meat category—with the bacon market growing nearly 23% from 2019-2020.(Source)

**$66.2 BILLION**

The global bacon market's anticipated size by 2026

- Increasing demand for quality food and taste
- Surging demand for bacon in the food & beverage industry
- Increasing number of bacon dishes in restaurants, hospitality and food service
- Innovation in food processing systems
- Good quality feed results in overall animal health and high-quality meat products



(Source)

With revenue growth doubling each year from 2018-2020 and increasing 63% in 2021, The Baconer is capitalizing on evolving consumer tastes, increased desire for responsible sourcing, a growing specialty food industry, booming interest in versatility, our authentic brand, and our best-in-class products to build on our success and lead innovation beyond the bacon aisle.

OUR BUSINESS MODEL

## A Multi-Channel Business Model


The Baconer
DIRECT TO CONSUMER
GROCERY & RESTAURANTS
3RD PARTY RETAILERS
VIRTUAL CLASSES

The Baconer is growing our customer base with a multi-channel business strategy. In our first three years of business, we established a local retail and wholesale customer base, and in December 2019, we launched our ecommerce platform in tandem with a feature on *The Today Show*. Moving into 2020, the company was well positioned to scale our DTC and began shipping to all 50 states as well as establishing strategic partnerships with 3rd party retailers. Starting in 2021, we focused on channel expansion with an emphasis on corporate gifting, virtual team building experiences, and brick & mortar wholesalers nationwide. In early 2022, we partnered with Goldbelly, named by Fast Company as one of 2021's 10 Most Innovative Companies, to expand our e-commerce capabilities and reach an audience of more than a million well-qualified consumers.

- DTC represents **75%** of our sales and is our highest growth channel. It includes Ecommerce, Affiliate Channels, Social Shopping Channels and Corporate Gifting. The Baconer has also secured key partnerships with leading nationwide brands such as Food52.com, Goldbelly and Touch of Modern.
- Wholesale is **25%** of the business and includes Grocery, Food Service & Hospitality, and is rapidly growing which has helped fuel our expansion into 12 additional states in the last six months.
- Virtual Team Building is our newest business channel and we see tremendous growth potential. (Worldwide, 2500% more organizations are investing in virtual team building in response to COVID-19. The United States is the number 2 country investing in virtual team building. (Source)

OUR TRACTION

## Growing an Engaged Customer Base and Brand Partnerships in Major U.S. Markets.

We're dedicated to expanding an active consumer base through a consistent social media presence, media coverage and strategic partnerships with significant brands including Eataly USA, Food52, Goldbelly and Touch of Modern. This continues to be a major driver for our products, sales, wholesale and retailer partnerships.  We have a customer base of more than 11,000, hundreds of 5-Star reviews, and we continue to bring innovation to the market with a product line that just stops you in your tracks.


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WHY INVEST

## Bacon is Awesome, People Love It, and We Believe We've Got the Best Around!




INVESTMENT GOALS
• National grocery, hospitality and food service distribution
• Expanded production capacity to streamline nationwide fulfillment
• Additional sales and operations staff
• Product R&D (sauces, bacon bits and other seasonings)
• Demo kitchen for classes, recipe development and content creation

The Baconer is on a mission to delight consumers with innovation in a rapidly growing market. We have established a trusted brand with unforgettable products that bring customers back again and again, and are investing in product lines with exponential growth potential. We are generating valuable press coverage from top tier media outlets and fielding substantial incoming interest from large scale retailers, making this the perfect time to raise capital and invest in our future.

We want to leverage this momentum to fuel our expansion into national grocery, hospitality and food service distribution; broaden a growing DTC business; further innovate products; and expand our virtual team building platform.

★★★★★

**UNBELIEVABLE BACON**

Best Bacon I have ever had. Have purchased premium bacon from other well known meat companies and nothing compares.



*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

## In the Press

SAVEUR · INSIDER · GMA · California Live · FOX 2 KTVU · TOWN&COUNTRY

TODAY · bon appétit · EATER · Reader's Digest · THE MANUAL · cnet

yahoo!news · Taste of Home · Sunset · The MANTRY · BRIDES · FoodEntrepreneur

MEAT+POULTRY · GOURMET NEWS · California Live

SHOW MORE

# Meet Our Team



**Elisa Lewis**

CEO, President & Co-Founder

*Elisa Lewis has a long track record in Sales & Marketing including 10+ years running her own graphic design consultancy.*



**Camilo Velasquez**

Founder, Head of Product & Director

*Camilo Velasquez brings 20+ years of product development experience with brands including Coach, Barnes & Noble and One World Play Project.*



**Dana Young**

Head of Communications & Partnerships, Secretary

*Dana Young brings deep experience with more than three decades in PR and Communications including leadership roles at Internet pioneer Yahoo! Inc. and One World Play Project.*


ADVISORY
BOARD

**Kimberley Malek**

Advisor

*Founder and CEO of Salt & Straw*


ADVISORY
BOARD

**Emily Best**

Advisor

*Founder and CEO of Seed & Spark*


ADVISORY
BOARD

**Dr. Raleigh Duncan**

Advisor

*Founder and CEO of Sauna Works, Inc.*


ADVISORY
BOARD

**Ken Grouf**

Advisor

*Former Chairman and Co-CEO, Kriser's Natural Pet; Board Member, Investor, and Advisor: Mack Weldon, Blaze Pizza, Riot Energy, Tender Greens, Lemon Perfect, Park Place Payments, and Breez*

## Offering Summary

| | |
|---|---|
| **Company** | Fabuloso Foods Inc. |
| **Corporate Address** | 4221 Horton Street, Emeryville, CA 94608 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $1,070,000.00 |
| **Minimum Investment Amount (per investor)** | $250.00 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 5,000 |
| **Maximum Number of Shares Offered** | 535,000 |
| **Price per Share** | $2.00 |
| **Pre-Money Valuation** | $10,000,000.00 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

The Baconer Special Invite Lists:

For any special investors in The Baconer, when you invest in this live offering you will receive an additional 3% bonus shares.

**Time-based Perks**

**Friends and Family Early Birds** — Invest within the first 7 days and receive an additional 7% bonus shares.

**Super Early Bird Bonus** — Invest within the next 7 days days and receive an additional 5% bonus shares.

**Early Bird Bonus** — Invest within the next 3 days and receive an additional 3% bonus shares.

**Amount Based Perks**

**Tier 1: $500—The Bacon Fan**

(1) Bottle of The Baconer's Classic Candied Bacon Rub (10 oz)

(1) The Baconer Limited Edition Refrigerator Magnet

(1) The Baconer Limited Edition Sticker

**Tier 2: $1,000—The Bacon Devotee**

(1) Bacon Rub Variety Gift Set (featuring 3-4.8 oz bottles: The Baconer's Classic Candied Bacon Rub, The Baconer's Jalapeño & Honey All-Purpose Rub, and the The Baconer's Orange & Pink Peppercorn All-Purpose Rub)

(1) The Baconer Limited Edition Refrigerator Magnet

(1) The Baconer Limited Edition Sticker

**Tier 3: $2,500—The Bacon Afficionado**

(1) Bacon Rub Variety Gift Set (featuring 3-10 oz bottles: The Baconer's Classic Candied Bacon Rub, The Baconer's Jalapeño & Honey All-Purpose Rub, and the The Baconer's Orange & Pink Peppercorn All-Purpose Rub)

(1) The Baconer Limited Edition Refrigerator Magnet

(1) The Baconer Limited Edition Sticker

**Tier 4: $5,000—The Bacon Lover**

(1) Limited Edition The Baconer Hoodie (OFFER ONE SIZE ONLY)

(1) Bacon Rub Gift Set (featuring 3-10 oz bottles: The Baconer's Classic Candied Bacon Rub, The Baconer's Jalapeño & Honey All-Purpose Rub, and the The Baconer's Orange & Pink Peppercorn All-Purpose Rub)

(1) The Baconer Limited Edition Refrigerator Magnet

(1) The Baconer Limited Edition Sticker

**Tier 5: $10,000—The Mega Bacon Lover**

(1) All-Inclusive Virtual Culinary Class for up to five (5) people with The Baconer, Camilo Velasquez, hosting

**Tier 6: $25,000—The Bacon Boss**

(1) All-Inclusive Virtual Culinary Class for up to five (5) people with The Baconer, Camilo Velasquez, hosting

Receive 5% bonus shares

**Tier 7: $50,000—The Bacon MVP**

(1) All-Inclusive Virtual Culinary Class for up to five (5) people with The Baconer, Camilo Velasquez, hosting

Receive 10% bonus shares

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

The Baconer. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.25/ share, you will receive and own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.



## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow The Baconer to get notified of future updates!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

[00:00:00] Everyone loves bacon. Right? So Maloo, you've got your work cut out for you this morning. How do you make bacon better? Oh, come on Danny. I know, you know the answer to that.

Cocktails, add bacon to your cocktails! Cocktails and desserts! That makes bacon better, right?

I am at the Claremont in Berkeley right now. We're talking all about bacon and how bacon can make everything better. Right. Camilo. Absolutely. All right. So what is it about bacon that makes it really good for like your cocktails and for desserts? There's so many things that you can do with bacon beyond just breakfast, um, that are so festive and indulgent and just really feel fun.

So, uh, I'm going to show you a few of my favorite things to do here, particularly around the holidays with candied bacon. Okay. That sounds good. And nice and sweet. Let's start off with millionaires bacon. Why do they call it millionaires bacon? Because it's big, it's thick, it's got big flavor, uh, and there are just countless ways that you can do this.

That is great for parties. Um, what I've done here. I started with a really thick [00:01:00] cut bacon, about a half inch that cut. And then we've done these different candy toppings on them and bake them in the oven. So, first one here is brown sugar, black pepper, little, little California chili flake. We've got one with jalapeno and another one with orange and pink peppercorn. You eat it just like that like a bacon steak? Fork and knife.

Oh, and something to cut through that for sure. Absolutely. The other thing you do are those bacon twists. Yes. So, uh, this is essentially a candied bacon, uh, twisted bacon. Um, I you can do them just like that on their own. They're wonderful. Or they're also great as a garnish for a cocktail. So show me how you do this. So, uh, I've mixed up here, a Manhattan. So you just pour your drink.

We put on a little, uh, lemon peel in there, and then you can serve it. You just take one of these right on top. Just like that and, how do you actually twist the bacon like that? Can you show me how to do that? Okay. So this is fun. How do you do this? Because mine never looks like that.r [00:02:00] So I try to do it. I'm going to give you one of these.

Okay. So essentially this is a mixture of brown sugar, black pepper, and some different, uh, some different, uh, uh, seasonings in there. So you just sprinkle it on top, just like that. All right. And you twist them up real tight. So just pull down one end and you just twist them like that and keep twisting, twisting until you end up with a nice, with a nice twist height twist like that.

And then, uh, you just lay them on the rack and, uh, bake them in the oven for about 15, 18 minutes at 400 degrees. Okay mine never look like that. Yours look really good. Yours look really nice. ever look like that better than mine. Okay. All right. And then finally, um, you're going to add bacon to ice cream. Absolutely. This is my favorite thing to do. Okay. So we've got a couple of cups here of just, this is just a, a nice, simple vanilla ice cream.

Okay. We've got a little caramel [00:03:00] sauce that we can drizzle on top. Oh, my gosh, it that vanilla ice cream. It's is vanilla ice cream, a little caramel. And then I'm going to take some of this. This is just a straight candy bacon strip. Okay. So same thing, uh, in the oven, 400 degrees, 15, 18 minutes with some of the sugar mixture.

I'm going to chop this up just to make a little candy, bacon bit there. And this is literally going to just be sprinkled right on top of that ice cream. Okay. So I, I have, uh, the question about, do you, do you chop the bacon up? Do you cook it first and then cut it or do you just, do you cut it first and then cook it?

If you bake them first, they'll get nice and crisp. And the'll just, they'll just shatter up on the cutting board like this into a great little candy, crisp. Okay. Camilo, let me try this.

Oh, the sweet and the salty. I'd never think of adding bacon to my dessert. No crazy. Right. It's got that sweet salty. It is just so indulgent, so [00:04:00] fun. Um, and it gives it a whole new dimension, definitely with a drink too. Absolutely. Alright, Camilo, thank you very much. Okay Danny, yeah so check this up. The only thing better than bacon.

Is enjoying bacon with your dessert and your cocktail with this view in Berkeley. Wow, that's beautiful. I know it's a cold day today, but that's why we did it inside. But anyway, cheers. That's how you can make bacon, better.

<u>Video 2</u>

[00:00:00] And many families are preparing for the big feast. Of course, for a lot of people. It's all about the side dishes, right? Our own south casita live out of the Oakland athletic club. You're going to show us how, how bacon can make everything better. It certainly can. And when I walked into this place this morning, it really smelled very, very good.

And we are going to meet a chef who has made his, is making his living by curing some quality craft bacon. Let's introduce chef Camilo, Velazquez, uh, you're the Baconator or the Baconer? Not the Baconator, The Baconer yes. How did you start this business? What did you see that it was a demand.

Well, uh, my wife and I were running a supper club, uh, in Brooklyn about 10 years ago, moved to California. And, uh, we were making a lot of, uh, uh, bacon at home ourselves. And we saw demand out there for high quality, handcrafted, really artisanal products, uh, that we weren't seeing on the grocery shelves. So we decided to do it ourselves. And a business is [00:01:00] born.

All right. You have dishes here. Uh, that people can make as side dishes for Thanksgiving. Now assume that people are not very good cooks and just want basic stuff. You told me earlier that the Mac and cheese here on the left is the easy one. Can you, can you tell me more about it? Definitely. So, I mean, for me Thanksgiving, there's so much attention on the Turkey.

I, I think the sides really make the meal. So, so these are three of my favorites, the Mac and cheese here, simple Mac and cheese with the pasta, cheese sauce, little cream in there. Um, everybody's got their own favorite recipe, but the real star of the show here is the topping. So we've got a little bit of bread crumbs and then I've made bacon bits out of ground bacon.

Um, so I bought a little package of ground bacon that we make and you just fry it on a pan and you make your own bacon bits at home. So your bacon is a little different, uh, because it's not like the Oscar Meyer, no offense to Oscar Meyer, ladies and gentlemen, but it's not the Oscar Meyer bacon you get at the, at the store.

Tell me more. Indeed. This is a high quality [00:02:00] responsibly sourced bacon. So we're starting with antibiotic-free, crate-free, really good quality, uh, pork belly. Then we're putting that through a salt cure process. We're smoking it on, uh, hardwoods. Uh, and then we are hand cutting these into all kinds of specialty cuts. And it makes it into this next dish.

What's this next one here? So this one is jalapeno poppers. Uh, most people have probably tried these before. It's a simple three cheese, uh, filling in there with Parmesan, cream cheese, uh, and, and farmer cheese. Um, and then we're topping these with smoked lardons, which is essentially like a bite size, little cube of bacon.

And that really gives it a whole nother dimension. It brings that earthy, smoky, really succulent flavor to it when you bake them. And of course, you've got the spiciness from the jalapenos. That's great. Let's go to the last dish here because I've been having my eye on it. This in case you can't tell, and I'm not sure if our photographer Ben can actually get the texture.

This is sweet potato, uh, bacon [00:03:00] with marshmallows on. So, this is my favorite thing to do at Thanksgiving. A sweet potato casserole is kind of a love it or hate it kind of thing. You know, the, the, the classic is just the sweet potato filling with the marshmallows that can get kind of all soft and mushy and one texture.

So for these, I've made a little bacon cups, uh, which I, I made just in a muffin tin. Um, to, to make the cup shape, filled it with the casserole, topped it with marshmallows, baked it in the oven just to give them a light, nice little toast on top and you get this great fun, little single portion, you know, uh, sweet potato bite.

You know, bacon has taken on a cult status in the last few years. It's not like people didn't like bacon, but now they really love bacon. What happened? Well, I think people have been really looking for comfort foods. They've been looking for things that make them full and satisfied and, and, and, and nostalgic.

Uh, but at the same time, people are looking for quality. They're looking for craft. They're looking for [00:04:00] companies doing artisanal products, and that's really started to happen in bacon, kind of like it did in beer with the whole craft beer movement. Right. And craft cocktails. By the way, he's six, three. I am not super short.

All right. Let's just get that out there. Uh, and I do eat bacon. If a chef, if I pop this in my mouth, willmy mouth burn off? No, you'll be good. I mean, it's a, you know, if you like spicy, you'll be happy, but it's not, it's not, you know, uh, too, too spicy. Well, chef congratulations to you and your wife. Who's back there who put the, all these dishes together.

You have a nice business going. And I think a lot of people are going to find your products, The

Baconer not the Baconator. That's some sort of a movie thing I have in my head. All right. So. Yes, that is something else. Andre and gossip, you know, uh, I don't know if you guys eat bacon, but, uh, it really smells delicious in here. By the way.

We're at the athletic club, right in Oakland, which is here on Grand. If you haven't checked this place out, it's really cool. If you like sports, like I do, [00:05:00] you've got to come in here. It's awesome. But I. No I digress, we'll let you go here. You've got so many yummy things to sample bacon is the magic ingredient.

I mean, whether like the chefs that you grind it up and put it on top of Mac and cheese, I make some like Bolognese sauces. Like so often you don't know that it's in there, but it adds kind of a smokey salty, umami thing. It's magic. It does. And to see it on top of that Mac and cheese, and the here talked about spicy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

Exhibit G
Testing the Waters Materials

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The Baconer
MAPLE SUGAR
XXL BACON STEAKS
The Baconer
SMOKED LARDONS

# The Baconer

Craft Producer Leading Innovation Beyond the Bacon Aisle

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

**Important Message**
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.